MANAGEMENT'S DISCUSSION AND ANALYSIS
May 10, 2016
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2016 and 2015 and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2015 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserve estimates, management’s expectation for results of operations for 2016, including expected 2016 average production, the 2016 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

DIVIDENDS

The Company suspended its quarterly dividend effective March 8, 2016, and will evaluate its ability to reinstate a dividend program on a quarterly basis.

MANAGEMENT STRATEGY AND OUTLOOK
The Q2-2016 outlook provides information as to management’s expectation for results of operations for Q2-2016. Readers are cautioned that the Q2-2016 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to commodity prices and fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in Egypt, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
Q2-2016 Outlook
It is expected that Q2-2016 production will average approximately 10,800 Bopd.  Funds flow in any given period will be dependent upon the timing of crude oil tanker liftings and the market price of the crude sold. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2016. Funds flow and inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings. To date, the Company has sold two and one third tanker liftings in 2016. One lifting of 544,042 barrels of entitlement crude oil was sold in February at February Dated Brent less a quality differential of $14.05/bbl, and another lifting of 516,901 barrels of entitlement crude oil was sold in May at May Dated Brent less a quality differential of $13.99/bbl. An additional 157,790 barrels of entitlement oil were swapped through EGPC during the quarter in a cash transaction at an equivalent price of $28.52/bbl which netted the Company $4.5 million.
Production Recovery
The Company is preparing a production recovery plan to reinstate curtailed/shut-in production and development projects which were delayed due to low oil prices. The production recovery plan is targeting the fourth quarter of 2016, when oil prices are anticipated to strengthen.
2016 Capital Budget
The Company's 2016 capital program of $41.0 million has $22.3 million (54%) allocated to exploration and $18.7 million (46%) to development. The $22.3 million exploration program includes $20.9 million for drilling up to 22 wells in the Eastern Desert with an additional $0.4 million for seismic acquisition in the Western Desert and $1.0 million for annual land costs. The $18.7 million 2016 development program includes: $4.5 million for three development wells in West Bakr's South-K field, $2.5 million for three development projects at North West Gharib (NWG 1, 3 & 5) plus $4.6 million for development/optimization projects and $7.1 million for maintenance projects at West Gharib and West Bakr. It is anticipated that the Company will fund its 2016 capital budget from funds flow from operations and working capital.
The 2016 capital program is summarized in the following table:

	TransGlobe 2016 Capital ($MM)							Gross Well Count
	Development			Exploration			Total	(Wells)
Concession	Wells	Maint	Projects	Wells	Bonus	Seismic		Devel	Explor	Total
West Gharib	—	3.5	2.5	—	—	—	6.0	—	—	—
West Bakr	4.5	3.6	2.1	—	—	—	10.2	3	—	3
NW Gharib	—	—	2.5	11.6	0.2	—	14.3	—	13	13
SW Gharib	—	—	—	6.8	0.2	—	7.0	—	6	6
SE Gharib	—	—	—	2.5	0.2	—	2.7	—	3	3
South Ghazalat	—	—	—	—	0.2	—	0.2	—	—	—
NW Sitra	—	—	—	—	0.2	0.4	0.6	—	—	—
2016 Total	$4.5	$7.1	$7.1	$20.9	$1.0	$0.4	$41.0	3	22	25
Splits (%)	46%			54%			100%	12%	88%	100%
As a result of continuing low oil prices, management continues to seek opportunities to reduce the 2016 budget through outright cost reductions, delays and deferrals. In response to very low oil prices in Q1-2016, the Company identified up to $10 million in capital expenditures from the 2016 capital program which could be delayed/deferred. With improving oil prices, the Company is preparing a production recovery plan which could deploy $4 million to $8 million of deferred capital in 2016, depending on the timing and extent of the oil price recovery. The Company recently negotiated a six-month extension to the first exploration phase at NWG to May 2017. The extension provides additional flexibility to complete the remaining Phase 1 drilling commitments in the Eastern Desert. The Company is evaluating the timing of adding a second drilling rig to the program in conjunction with the production recovery plan.
The Company also continues to actively pursue opportunities to grow through strategic acquisitions. The oil price downturn that began in 2014 has created potential opportunities in the market. TransGlobe is committing significant internal resources to examining these opportunities in 2016.

2	Q1-2016

NON-GAAP FINANCIAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Reconciliation of Funds Flow from Operations

	Three months ended March 31
($000s)	2016	2015
Cash flow from operating activities	1,426	18,048
Changes in non-cash working capital	(4,256)	(21,336)
Funds flow from operations[1]	(2,830)	(3,288)
Note:
[1]  Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim
     Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim
     Statements of Cash Flows.

Debt-to-Funds Flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses, current taxes and selling costs. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil exploration and production company whose activities are concentrated in the Arab Republic of Egypt (“Egypt”).

Q1-2016	3

SELECTED QUARTERLY FINANCIAL INFORMATION

	2016	2015				2014
($000s, except per share,
price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Average production volumes (Bopd)	12,058	13,425	14,683	15,064	14,886	15,172	15,109	16,112

Inventory volumes (Bbl)	734,872	923,106	350,869	253,325	179,730	—	13,025	4,500
Average sales volumes (Bopd)	14,126	7,205	13,620	14,251	12,876	15,139	15,132	16,485
Average sales price ($/Bbl)	22.58	32.38	39.35	48.31	46.82	66.41	88.59	96.14
Oil sales	29,022	21,460	49,307	62,647	54,251	92,488	123,317	144,208
Oil sales, net of royalties	17,427	3,979	24,700	33,960	29,573	52,340	67,848	76,040
Cash flow from operating activities	1,426	6,414	28,741	24,323	18,048	113,422	(3,123)	33,467
Funds flow from operations[1]	(2,830)	(11,108)	(1,497)	6,991	(3,288)	15,932	28,885	43,185
Funds flow from operations per share
- Basic	(0.04)	(0.15)	(0.02)	0.09	(0.04)	0.21	0.38	0.58
- Diluted	(0.04)	(0.15)	(0.02)	0.09	(0.04)	0.19	0.35	0.57
Net earnings (loss)	(16,249)	(35,255)	(46,568)	(12,580)	(11,197)	(50,571)	19,162	26,199
Net earnings (loss) - diluted	(16,249)	(35,255)	(54,159)	(12,580)	(13,577)	(63,384)	14,934	26,199
Net earnings per share
- Basic	(0.23)	(0.49)	(0.64)	(0.17)	(0.15)	(0.67)	0.26	0.35
- Diluted	(0.23)	(0.49)	(0.68)	(0.17)	(0.17)	(0.77)	0.18	0.35
Dividends paid	—	1,805	3,594	3,703	3,763	3,762	3,761	11,229
Dividends paid per share	—	0.025	0.05	0.05	0.05	0.05	0.05	0.15

Total assets	441,624	455,500	501,808	599,744	614,345	654,058	720,306	705,859
Cash and cash equivalents	122,031	126,910	126,874	122,961	126,101	140,390	77,939	110,057
Convertible debentures	66,506	63,848	65,682	74,421	65,511	69,093	83,229	88,814
Debt-to-funds flow ratio[2]	(7.9)	(7.2)	3.6	1.5	0.8	0.6	0.6	0.6
Notes:
[1]  Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

[2]  Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the first quarter of 2016, TransGlobe has:

•	Maintained a strong balance sheet, reporting positive working capital of $75.2 million (including $122.0 million in cash and cash equivalents) at March 31, 2016;

•	Reported a net loss of $16.2 million;

•	Experienced a decrease in oil sales compared to Q1-2015, which was principally due to lower realized oil prices;

•	Recorded negative funds flow from operations of $2.8 million, primarily as a result of a 52% decrease in realized oil prices;

•	As at the end of the first quarter, TransGlobe held 170,178 barrels of West Gharib and 564,693 barrels of West Bakr entitlement oil as inventory; and

•	Spent $4.3 million on capital programs, which was funded entirely with cash on hand.

4	Q1-2016

2016 TO 2015 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
Q1-2015 net earnings (loss)[1]	(11,197)	(0.15)
Cash items
Volume variance	2,864	0.04	25
Price variance	(28,093)	(0.39)	(251)
Royalties	13,083	0.18	117
Expenses:
Production and operating	2,344	0.03	21
Selling costs	2,263	0.03	20
Cash general and administrative	3,736	0.05	33
Exploration	21	—	—
Current income taxes	3,700	0.05	33
Realized foreign exchange gain (loss)	16	—	—
Realized derivative gain (loss)	430	0.01	4
Interest on long-term debt	168	—	2
Other income	94	—	1
Total cash items variance	626	—	5
Non-cash items
Unrealized foreign exchange gain (loss)	(10,464)	(0.15)	(93)
Depletion and depreciation	1,508	0.02	13
Unrealized gain (loss) on financial instruments	4,030	0.06	36
Stock-based compensation	531	0.01	5
Deferred income taxes	(1,489)	(0.02)	(13)
Deferred lease inducement	128	—	1
Amortization of deferred financing costs	78	—	1
Total non-cash items variance	(5,678)	(0.08)	(50)
Q1-2016 net earnings (loss)	(16,249)	(0.23)	(45)
Note:
[1] Diluted earnings per share for Q1-2015 is presented prior to the dilutive effect of the convertible debentures in that period.
TransGlobe recorded a net loss of $16.2 million in Q1-2016 compared to a net loss of $11.2 million in Q1-2015. The negative cash earnings impact of significantly lower oil prices was $28.1 million in Q1-2016 compared to Q1-2015, which was partially offset by decreased royalties and current income taxes of $16.8 million. The Company achieved cost reductions of $2.3 million on operating expenses in Q1-2016, which was mainly because the Company incurred operating expenses in Yemen in Q1-2015, but no longer holds any interests in Yemen properties. Cash general and administrative expenses were also reduced substantially in Q1-2016 compared to Q1-2015, resulting in a positive earnings variance of $3.7 million. This reduction was principally due to a reduction in salaries and benefits, insurance, and professional fees, along with a weaker Canadian dollar and Egyptian pound in Q1-2016 compared to Q1-2015. The Company began lifting and directly marketing its entitlement oil from the eastern desert to international buyers in Q1-2015, resulting in selling costs (mainly transportation and marketing fees). The Q1-2016 lifting was sold FOB shipping point, whereas the Q1-2015 lifting which was sold CIF (cost, insurance and freight) destination, resulting in significantly lower selling costs in Q1-2016.
The largest non-cash positive earnings variance item in Q1-2016 compared to Q1-2015 relates to the mark-to-market adjustment on the convertible debentures, which created a positive earnings swing of $4.0 million.
BUSINESS ENVIRONMENT
The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2016	2015
	Q-1	Q-4	Q-3	Q-2	Q-1
Dated Brent average oil price ($/Bbl)	33.70	43.56	50.25	61.69	53.92
U.S./Canadian Dollar average exchange rate	1.375	1.335	1.309	1.230	1.241

The price of Dated Brent oil averaged 23% lower in Q1-2016 compared with Q4-2015. All of the Company’s production is priced based on Dated Brent and shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with

Q1-2016	5

the government (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices. If oil prices are sufficiently low and the Ras Gharib/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSC and any eligible extension periods.
Egypt has been experiencing significant political changes over the past five years. While this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company experienced delays in the collection of accounts receivable from the Egyptian government up to the end of 2013. Over the past two completed fiscal years, the Company has collected a total of $328.5 million from EGPC, reducing the balance due from EGPC to $21.5 million as at March 31, 2016. The Company's credit risk, as it relates to EGPC, has now been effectively eliminated due to the significant collections from EGPC combined with the 30-day collection cycle that the Company now enjoys as a result of direct marketing to third party international buyers who are required to post irrevocable letters of credit to support the sales prior to the cargo liftings.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties and Other (Bopd)
Production Volumes

	Three months ended March 31
	2016	2015
Egypt	12,058	14,703
Yemen	—	183
Total Company	12,058	14,886
Sales Volumes (excludes volumes held as inventory)

	Three months ended March 31
	2016	2015
Egypt	14,126	12,707
Yemen	—	169
Total Company	14,126	12,876
Netback

Egypt - accounting netback
	Three months ended March 31
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	29,022	22.58	53,416	46.71
Royalties	11,595	9.02	25,040	21.90
Current taxes	3,175	2.47	6,817	5.96
Production and operating expenses	13,121	10.21	13,000	11.37
Selling costs	828	0.64	3,091	2.70
Netback	303	0.24	5,468	4.78
The netback per Bbl in Egypt decreased 95% in Q1-2016 compared with Q1-2015. The decreased netback was principally the result of a 52% reduction in realized oil prices in Q1-2016 compared to Q1-2015.
Production and operating expenses decreased by 10% on a per Bbl basis in Q1-2016 compared to Q1-2015, which was the result of holding operating costs relatively flat despite an 11% increase in sales volumes in Q1-2016. On a per Bbl basis, the Company achieved operating cost efficiencies mainly in the areas of labour costs, diesel costs, equipment rentals and workovers. Selling costs were 76% lower on a per Bbl basis in Q1-2016 as compared to Q1-2015, creating a positive impact on current period netbacks. The Company's Q1-2016 lifting was sold FOB shipping point, whereas the Q1-2015 lifting which was sold CIF (cost, insurance and freight) destination, resulting in significantly lower selling costs in Q1-2016.
Royalties and taxes as a percentage of revenue decreased from 60% in Q1-2015 to 51% in Q1-2016. Royalties and taxes are settled on a production basis, so the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes in Q1-2016, the Q1-2016 royalties and taxes as a percentage of revenue would have been 60%. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government. Unrecovered costs during the period are carried forward to future quarters for recovery, should prices/revenue increase.
The average selling price in Q1-2016 was $22.58/Bbl, which was $11.12/Bbl lower than the average Dated Brent oil price of $33.70/Bbl for the period (March 31, 2015 - $53.92/Bbl). The difference is due to a gravity/quality adjustment and is also impacted by the timing of direct sales.

6	Q1-2016

Egypt - notional netback [1]
	Three months ended March 31
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	24,777	22.58	61,812	46.71
Royalties	11,595	10.57	25,040	18.93
Current taxes	3,175	2.89	6,817	5.15
Production and operating expenses	11,299	10.30	14,837	11.21
Selling costs	663	0.60	3,576	2.70
Netback	(1,955)	(1.78)	11,542	8.72
Note:
1  It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three months ended March 31
	2016		2015
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	4,132	3.21	8,318	7.18
Stock-based compensation	422	0.33	953	0.82
Capitalized G&A and overhead recoveries	(1,031)	(0.80)	(1,353)	(1.17)
G&A (net)	3,523	2.74	7,918	6.83
G&A expenses (net) decreased 56% in Q1-2016 compared with Q1-2015 (60% on a per bbl basis). G&A (gross) was elevated in Q1-2015 mostly due to staffing alignment expenditures, and the Company is now realizing the cost savings associated with the structural staffing changes made in 2015. The Company also achieved substantial reductions in insurance costs and professional/consulting fees in Q1-2016 as compared to Q1-2015. The per Bbl amounts are presented on a sales basis, and are therefore impacted by the timing of sales. On a production basis, G&A (gross) per Bbl was $3.77 in Q1-2016 (Q1-2015 - $6.21 per Bbl).

FINANCE COSTS
Finance costs for the three-month period ended March 31, 2016 decreased to $1.4 million compared with $1.7 million in the same period in 2015. Interest expense on the convertible debentures for the three-month period ended March 31, 2016 was $1.1 million (Q1-2015 - $1.2 million). Interest on the convertible debentures is paid in Canadian dollars, and the decrease is due to a weaker Canadian dollar in Q1-2016 as compared to Q1-2015. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility as at March 31, 2016 compared to March 31, 2015.

	Three months ended March 31
(000s)	2016	2015
Interest expense	$1,271	$1,439
Amortization of deferred financing costs	158	236
Finance costs	$1,429	$1,675
The Company had no long-term debt outstanding under the Borrowing Base Facility as at March 31, 2016 (March 31, 2015 - $nil). As at March 31, 2016 the borrowing base available to the Company was $37.2 million (March 31, 2015 - $85.5 million). The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility, and the term of the facility extends to December 31, 2017.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$13.63 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.04 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

Q1-2016	7

DEPLETION AND DEPRECIATION (“DD&A”)

	Three months ended March 31
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	9,894	7.70	11,416	9.98
Corporate	122	—	108	—
	10,016	7.79	11,524	9.94
In Egypt, DD&A decreased 23% on a per Bbl basis in the three months ended March 31, 2016 compared to the same period in 2015. This decrease is primarily related to a lower depletable cost base, which is the result of impairment losses booked in 2015, along with a 51% reduction in future development costs.

CAPITAL EXPENDITURES

	Three months ended March 31
($000s)	2016	2015
Egypt	4,265	14,033
Corporate	—	68
Total	4,265	14,101
In Egypt, total capital expenditures in Q1-2016 were $4.3 million (2015 - $14.0 million). Costs associated with preparations for the 2016 drilling program, which includes obtaining required approvals, permitting, and site preparations amounted to $1.5 million in aggregate. The Company incurred annual land costs of $0.5 million associated with its exploration concessions, and spent $0.6 million on facilities construction and improvements. Workovers contributed $0.2 million to the Company's capital spending, and the Company capitalized $1.0 million of G&A costs related to capital projects.

OUTSTANDING SHARE DATA
As at March 31, 2016, the Company had 72,205,369 common shares issued and outstanding and 6,664,353 stock options issued and outstanding, which are exercisable in accordance with their terms into an equal number of common shares of the Company.
NORMAL COURSE ISSUER BID
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. The NCIB, which commenced on March 31, 2015 and terminated on March 30, 2016, provided the Company with the right to acquire up to 6,207,585 common shares, which was equal to 10% of the public float. During 2015, the Company repurchased and cancelled 3,103,792 common shares under the NCIB. No common shares were repurchased under the NCIB during the first quarter of 2016. The Company has not renewed the NCIB.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. As a direct result of a lower oil price environment, TransGlobe’s debt-to-funds flow from operations ratio has deteriorated significantly since late 2014, and was negative at March 31, 2016 as a result of negative funds flow for the trailing 12 months. The Company's debt-to-funds flow from operations ratio will continue to experience downward pressure until oil prices improve. Despite the deterioration of this particular ratio, the Company remains in a relatively strong financial position due to prudent capital resource management. TransGlobe's management will continue to steward capital programs and focus on cost reductions in order to maintain as much balance sheet strength as possible through the current low oil price environment.

8	Q1-2016

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2016 and 2015:

Sources and Uses of Cash
	Three months ended March 31
($000s)	2016	2015
Cash sourced
Funds flow from operations[1]	(2,830)	(3,288)
Exercise of options	—	208
	(2,830)	(3,080)
Cash used
Capital expenditures	4,265	14,101
Dividends paid	—	3,763
Transfer to restricted cash	1	1
Finance costs	2,347	2,578
Other	906	1,254
	7,519	21,697
	(10,349)	(24,777)
Changes in non-cash working capital	5,470	10,488
Increase (decrease) in cash and cash equivalents	(4,879)	(14,289)
Cash and cash equivalents – beginning of period	126,910	140,390
Cash and cash equivalents – end of period	122,031	126,101
Note:
[1]  Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by cash on hand. The Company expects to fund its 2016 exploration and development program of $41.0 million including contractual commitments through the use of working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At March 31, 2016, the Company had working capital of $75.2 million (December 31, 2015 - $153.8 million). The decrease to working capital in Q1-2016 is principally due to the reclassification of the convertible debt to current liabilities as at March 31, 2016. Since the maturation of the convertible debentures is within one year of the balance sheet date, they must now be presented as current liabilities, which has a significant impact on the Company's working capital balance. The Company's working capital has also been negatively impacted by low oil prices. The Company now has a very manageable receivable balance of $21.5 million due from EGPC, and enjoys a 30-day cash collection cycle on directly marketed crude oil sales to third party international buyers who are required to post irrevocable letters of credit to support the sales prior to the cargo liftings, which has significantly reduced the Company's credit risk profile. To date in 2016, the Company marketed and sold one lifting during the first quarter and one lifting in May. As at March 31, 2016, the Company held 734,872 barrels of entitlement oil as inventory.
To date, the Company has experienced no difficulties with transferring funds abroad.
At March 31, 2016, TransGlobe had $37.2 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $30.7 million in the form of letters of credit to support its work commitments under the Egyptian PSCs signed in 2013.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period [1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	17,995	17,995	—	—	—
Convertible debentures	Yes - Liability	66,506	66,506	—	—	—
Office and equipment leases[3]	No	6,126	2,712	1,456	1,746	212
Minimum work commitments[4]	No	24,830	16,641	8,189	—	—
Total		115,457	103,854	9,645	1,746	212
Notes:
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at March 31, 2016 exchange rates.
[3] Office and equipment leases includes all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Q1-2016	9

The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($8.2 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at March 31, 2016, the Company had expended $26.8 million towards meeting that commitment. The Company has received a six month extension to the initial exploration period, which now extends to May 7, 2017.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($2.0 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2016, the Company had expended $5.5 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($4.8 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2016, the Company had expended $5.2 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2016, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($9.8 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at March 31, 2016, the Company had expended $0.2 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2016.
DERIVATIVE COMMODITY CONTRACTS
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.
In Q1-2016, the Company purchased a financial floor derivative commodity contract at a cost of $0.3 million to protect the pricing received on the Q1-2016 direct crude sale. The cost of this contract has been presented as a realized loss on derivative commodity contracts in this interim report. As there were no outstanding derivative commodity contracts at March 31, 2016 or December 31, 2015, no assets or liabilities have been recognized on the Consolidated Balance Sheets for the respective periods.
The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

10	Q1-2016

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company's internal control over financial reporting during the period ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q1-2016	11